                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                  FORM 11-K
                                 ANNUAL REPORT

                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                     For the Year Ended December 31, 1995




                        VENTURA COUNTY NATIONAL BANCORP
                     401(k)/EMPLOYEE STOCK OWNERSHIP PLAN



                        Ventura County National Bancorp
                              500 Esplanade Drive
                              Oxnard, CA   93030

Item 1. Changes in the Plan

Effective July 1, 1994 the following changes were made to the Plan:

1. Dai-Ichi Kangyo Bank of California is the Plan trustee and Planned Member Services is recordkeeper.
2. Employees shall become a participant in the Plan on the first day of January, April, July and October following or coinciding with ninety days of service.
3. The vesting schedule is as follows:


           Years of                                         Vested
        Vesting Service                                   Percentage
        Less than 1                                           0%
           1                                                  20%
           2                                                  40%
           3                                                  60%
           4                                                  80%
           5                                                 100%

Effective October 24, 1995 the following change was made to the Plan:

1. Cole Taylor Bank of California is the Plan trustee and BSI is the recordkeeper.


Item 2. Changes in Investment Policy

- -not applicable-

Item 3. Contributions Under the Plan

The Issuer, Ventura County National Bancorp, has made the following contributions since the inception of the Plan:



Plan Period                                            Contribution
For the twelve months ended September 30, 1988          $  66,761
For the twelve months ended September 30, 1989            120,567
For the twelve months ended September 30, 1990            844,927
For the three months ended December 31, 1990              216,501
For the twelve months ended December 31, 1991             801,590
For the twelve months ended December 31, 1992             755,178
For the twelve months ended December 31, 1993             736,452
For the twelve months ended December 31, 1994              47,434
For the twelve months ended December 31, 1995             666,897

The Plan received contribution commitments from the Issuer in the amount of $626,479 during 1995 which settled all contribution requirements of the note payable. As a result, the Plan Trustee paid off the note payable to the Issuer, and all of the shares previously held in the unallocated account, which totaled 185,840 shares as of December 31, 1994, were released to the eligible plan participants in 1995.


Item 4. Participating Employees

As of December 31, 1995 and 1994, there were 118 and 139 employees participating in the Plan, respectively.

Item 5. Administration of the Plan

a. The names and addresses of the persons who administer the Plan, the capacity in which they act, and their positions or offices with the issuer are as follows:

       Administrative Committee:

       Richard S. Cupp      CEO/President, Ventura County National Bancorp
       Kathie Kellogg       CEO/President, Frontier Bank, N.A. *
       Simone Lagomarsino   Senior Vice President, Ventura County National Bancorp
       Pat Richards         Vice President, Ventura County National Bank *
       Mark Dufresne        Vice President, Ventura County National Bank *
       Rose Ward-Jeffrey    Human Resource Manager, Ventura County National Bancorp
       Heather Kennedy      Senior Vice President, Frontier Bank, N.A. *

       *  a wholly owned subsidiary of Ventura County National Bancorp.

       The address for all of the above is:

       Ventura County National Bancorp
       500 Esplanade Drive
       Oxnard, CA   93030

b. None of the above received any compensation from the Plan for services in any capacity during the last fiscal year.

Trustee:

Trustee: January 1, 1994 - June 30, 1994       Trustee: July 1, 1994 - October 23, 1995
Danielson Trust Company                        Dai-Ichi Kangyo Bank of California

The address for the above trustee is:          The address for the above trustee is:
P.O. Box 86344                                 555 West Fifth Street
San Diego, California  92138-6344              Los Angeles, CA   90013-3033

Trustee: October 24, 1995 - December 31, 1995
Cole Taylor Bank

The address for the above trustee is:
Trust Operations Center
850 W. Jackson Blvd.
Chicago, Illinois  60607

Item 6. Custodian of Investments

a. The name, address and business of the custodian of the securities and investments of the Plan was Danielson Trust Company, P.O. Box 86344, San Diego, CA 92138-6344, from January 1, through June 30, 1994. The name, address and business of the custodian of the securities and investments of the Plan was Dai-Ichi Kangyo Bank of California, 555 West Fifth
   Street, Los Angeles, CA 90013-3033 from July 1, 1994 through October 23, 1995. The name, address and business of the custodian of the securities and investments of the Plan is Cole Taylor Bank, Trust Operation Center, 850
   W. Jackson Blvd., Chicago, IL 60607 from October 24, 1995 to December 31,
   1995.

b. The above custodians received no compensation from the Plan for services rendered in any capacity during the years ended December 31, 1995 and 1994.


Item 7. Reports to Participating Employees

Each employee received a Certificate of Plan Participation during May 1996, for the year ended December 31, 1995. The Participant Certificate sets forth the status of the individual's accounts as of the end of the Plan year. A Summary Annual Report ("SAR") is distributed annually to each participant. The SAR summarizes the operations for the Plan year and explains participant's rights.

Item 8. Investment of Funds

- - not applicable -

Item 9. Financial Statements and Supplemental Schedules


                                                                                   Page

I.     Independent Auditors' Report                                                 7-8

II.    Financial Statements:

       Statements of Net Assets Available for Plan Benefits,
       December 31, 1995 and 1994                                                    9

       Statements of Changes in Net Assets Available for
       Plan Benefits for the Years Ended December 31, 1995, 1994, and 1993          10

       Notes to the Financial Statements                                            11-18

III.   Supplemental Schedules:

       Schedule of Assets Held for Investment Purposes, December 31, 1995           19

       Schedule of Reportable Transactions for the Year Ended December 31, 1995     20

Signatures:

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Ventura County National Bancorp 401(k)/
Employee Stock Ownership Plan

Date: _______________________________

_____________________________________
Simone Lagomarsino / Senior Vice President

_____________________________________
Richard S. Cupp / CEO/President

INDEPENDENT AUDITORS' REPORT

To the Trustee of the Ventura County National Bancorp
  401(k)/Employee Stock Ownership Plan
Oxnard, California:

We have audited the accompanying statements of net assets available for plan benefits of the Ventura County National Bancorp 401(k)/Employee Stock Ownership Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1995, 1994, and 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years ended December 31, 1995, 1994, and 1993 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes at December 31, 1995 and (2) reportable transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Deloitte & Touche LLP

Los Angeles, California
June 21, 1996

VENTURA COUNTY NATIONAL BANCORP
401(k)/EMPLOYEE STOCK OWNERSHIP PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1995 AND 1994
- -------------------------------------------------------------------------------

                                                                                               December 31,
                                                                                 ----------------------------------------
                                                                                    1995                          1994

ASSETS:
  Investments:
     Mutual funds                                                                $  698,860                    $  543,831
     Common stock:
         Allocated                                                                1,310,051                       503,271
         Unallocated                                                                                              406,525
     Money market funds                                                              82,532                       131,671
     Participant loans                                                               53,481                        35,797
                                                                                 ----------                    ----------

             Total investments                                                    2,144,924                     1,621,095

  Receivable -
     Contribution from VCNB                                                         626,479
                                                                                 ----------                    ----------

             Total assets                                                         2,771,403                     1,621,095
                                                                                 ----------                    ----------


LIABILITIES:
  Accrued liabilities                                                               232,972                       106,642
  Notes payable                                                                     393,507                     1,555,154
                                                                                 ----------                    ----------

             Total liabilities                                                      626,479                     1,661,796
                                                                                 ----------                    ----------


NET ASSETS (DEFICIT) AVAILABLE FOR PLAN BENEFITS                                 $2,144,924                    $  (40,701)
                                                                                 ==========                    ==========

See notes to financial statements.

VENTURA COUNTY NATIONAL BANCORP
401(k)/EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
- --------------------------------------------------------------------------------

                                                                           Year Ended December 31,
                                                                 -------------------------------------------
                                                                    1995            1994              1993
ADDITIONS:
 Investment income:
  Net appreciation (depreciation) in value of investments        $  671,563       $   66,381       $(734,507)
  Interest and dividends                                             29,629           26,109           6,705
                                                                 ----------       ----------       ---------

     Total investment income(loss)                                  701,192           92,490        (727,802)

 Other Income -
   Forfeitures reallocated                                            2,982          170,059          28,908

 Contributions:
   Employer                                                         666,897           47,434         736,452
   Employee                                                         205,700          215,067         211,424
                                                                 ----------       ----------       ---------

     Total additions                                              1,576,771          525,050         248,982
                                                                 ----------       ----------       ---------

DEDUCTIONS:
  Benefit payments                                                  507,202          758,084         215,687
  Interest expense                                                  126,330          106,642         111,891
  Forfeitures                                                                        176,332          57,118
                                                                 ----------       ----------       ---------
     Total deductions                                               633,532        1,041,058         384,696
                                                                 ----------       ----------       ---------

TRANSFERS AND ROLLOVERS                                              80,739           14,688
                                                                 ----------       ----------       ---------

NET INCREASE(DECREASE) BEFORE
 EXTRAORDINARY ITEM AND CUMULATIVE EFFECT
 OF A CHANGE IN ACCOUNTING PRINCIPLE                              1,023,978         (501,320)       (135,714)

EXTRAORDINARY ITEM: GAIN RECOGNIZED
 FROM FORGIVENESS OF DEBT                                         1,161,647

CUMULATIVE EFFECT OF A CHANGE IN
 ACCOUNTING PRINCIPLE                                                                                 50,422
                                                                 ----------       ----------       ---------

NET INCREASE (DECREASE)                                           2,185,625         (501,320)        (85,292)

NET (DEFICIT) ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                 (40,701)         460,619         545,911
                                                                 ----------       ----------       ---------

 End of year                                                     $2,144,924       $  (40,701)      $ 460,619
                                                                 ==========       ==========       =========

See notes to financial statements

VENTURA COUNTY NATIONAL BANCORP
401(k)/EMPLOYEE STOCK OWNERSHIP PLAN


NOTES TO FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

 1.  PLAN DESCRIPTION AND RELATED INFORMATION

     The following description of the Ventura County National Bancorp 401(k)/Employee Stock Ownership Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution 401(k) and Employee Stock Ownership Plan (ESOP) covering all employees of Ventura County National Bancorp (the "Company"), Ventura County National Bank and Frontier Bank, N.A. who have completed 90 days of service and are age twenty-one or older prior to January, April, July and October of each Plan year. The Plan was adopted on October 1, 1987 to allow eligible employees to acquire a proprietary interest in common stock of the Company as well as help meet their retirement and other future needs. The Plan also permits employees to defer part of their salaries for savings on a pretax basis. The Internal Revenue Service has determined that it is a qualified plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Administration - The Company is the plan administrator and is responsible for the filing of all reports required of the Plan, and has paid all expenses related to the administration of the Plan during the years ended December 31, 1995, 1994 and 1993.

     Contributions - Contributions to the Plan can be made under the following provisions:

          Salary Deferral (Pretax) Contributions - Pursuant to Section 401(k) of the Internal Revenue Code (the "Code"), each participant may contribute, on a pretax basis, from 1% to 12% of his or her base compensation to the Plan. Total individual contributions in calendar years 1995, 1994 and 1993 were limited to $9,500, $9,240 and $8,994, respectively.

          Employer Non-elective Matching Contribution - The Company may make a discretionary matching contribution equal to a percentage of the employee's elected contribution.

          Employer Non-elective ESOP Contribution - The Company may make a discretionary contribution to the Plan which is designated to be used to purchase the Company's common stock. In 1995, the Company contributed $626,479 as part of the loan write-down agreement (see note 5). No non-elective ESOP contributions were made in 1994.

  The employer's annual contribution to the Plan is not guaranteed and, as defined in the Plan agreement, may not exceed the lessor of 25% of total compensation or $30,000 per employee.

  Participant Accounts - Separate accounts are maintained for each participant. Each participant employee is credited with his or her contribution and an allocation of the Employer's Non-elective Matching and ESOP contribution, as well as investment earnings of the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The Plan was amended during 1994 to allow for accelerated vesting in the Company's contributions, which is based on years of credited service, as shown in the following table:

                                                         Vested Interest
        Years of                                           In Company's
     Vesting Service                                       Contributions
       Less than 1                                               0%
          1                                                     20%
          2                                                     40%
          3                                                     60%
          4                                                     80%
          5                                                    100%

  Investment Options - Upon enrollment in the Plan, a participant may direct his/her contributions in any available investment options. Participants may change their investment options quarterly.

  Loans to Participants - Participants may obtain loans from the Plan with consent of the plan administrator. Generally, a participant may borrow the lesser of $50,000 or 50% of his or her vested account balance. The repayment period of the loan cannot exceed five years, except for loans used to acquire a principal residence. Interest rates are established by institutional lenders at prevailing interest rates.

  Benefit Payments - On termination of service due to death, disability or retirement, a participant may elect to receive his or her distribution in a lump-sum payment or in monthly, quarterly, or annual installments.

  Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

 2.  SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The Plan's financial statements are presented on the accrual basis of accounting.

     Investment Valuation and Income Recognition - Investments are stated at fair value. Investments in mutual funds are stated at quoted extended market prices. Investments in common stock are stated at the last publicly quoted sales price or the bid price if not traded on a stock exchange.

     Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Benefit Payable - In 1993, the Plan changed its method of accounting for benefits payable to comply with the 1993 AICPA Audit and Accounting Guide, Audits of Employee Benefit Plans, which requires that benefits payable to persons who have withdrawn from participation in a defined contribution plan be disclosed in the footnotes to the financial statements rather than be recorded as a liability of the Plan. Net assets available for plan benefits at December 31, 1995 and 1994 include $164,799 and $130,000, respectively, for participants who have withdrawn from the Plan but have not yet been paid their vested benefits.

     Reclassification - Certain reclassifications have been made to the 1994 financial statements in order to conform to the 1995 financial statement presentation.

 3.  INVESTMENTS

     The Plan's investments are held by a trust company. The following table presents investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                                      December 31,
                                                                    ---------------------------------------------
                                                                     1995                             1994
     Investments at Estimated Fair Value
        Cash Account                                                  $    1,898
        Ventura County National Bancorp - Stock Liquidity Fund            23,353
        Federated Auto Cash Management Fund                               57,281                       $   14,875
        Ventura County National Bancorp - Open Fund                                                       116,796
                                                                      ----------                       ----------
           Total Money Market Funds                                       82,532                          131,671

        Participant loans                                                 53,481                           35,797

     Investments at Fair Value as Determined
      by Quoted Market Price
      Ventura County National Bancorp Common Stock:
        Allocated                                                      1,310,051                          503,271
        Unallocated                                                                                       406,525
                                                                      ----------                       ----------
          Total Ventura County National Bancorp Common Stock           1,310,051                          909,796

     Mutual Funds:
        Federated Capital Preservation Fund                                1,353                            3,051
        Federated Income Trust Fund                                       72,677                           11,524
        Federated Short-Term Government Fund                              80,818                            9,928
        Federated Stock Trust Fund                                         8,311                            2,060
        Federated Growth Trust Fund                                        4,838                              685
        Federated Middle Cap Fund                                        170,377                           21,926
        Federated Minimum Cap Fund                                       167,255                           14,691
        Federated Maximum Cap Fund                                       101,256                           23,767
        Federated International Equity Fund                               57,783                           12,254
        Federated Managed Income Fund Select                               1,051
        Federated Managed Growth/Income Fund                               5,280
        Federated Managed Growth Fund                                     17,190
        Federated Managed Aggressive Growth Select Shares                 10,671
        Fidelity Retirement Growth Fund                                                                   178,257
        Fidelity Spartan Fund                                                                              81,478
        Fidelity Fund                                                                                     179,239
        Federated Master Trust Fund                                                                         4,971
                                                                      ----------                       ----------
           Total Mutual Funds                                            698,860                          543,831
                                                                      ----------                       ----------
     Total investments                                                $2,144,924                       $1,621,095
                                                                      ==========                       ==========

 4.  TAX STATUS
     The Internal Revenue Service has determined and informed the Company by letter dated July 27, 1995 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC").


 5.  NOTE PAYABLE AND EXTRAORDINARY ITEM

     On October 15, 1989, the Plan borrowed $4,000,000 from the Company, which was used to purchase 444,444 shares of the Company's common stock at a price of $9.00 per share. Purchased shares were maintained in a suspense account, pledged as collateral for the note payable and were used to establish the ESOP. Shares were released for allocation to individuals based on the ratio of current year principal and interest payments to total current and future principal and interest payments. The loan was payable in equal monthly installments of $47,619 plus interest on the outstanding principal balance equal to 75% of the lender's base rate (8.5% at December 31, 1995) plus 1.5%. Payments on the loan were funded by contributions from the Company. The Company suspended contributions during 1994.

     The Company wrote down the note by $1,161,647 in 1995, and signed an agreement to contribute the remaining $626,479 to pay off the loan and accrued interest. The contribution was made in January 1996 for the year ending December 31, 1995. All remaining shares of stock were released for allocation in 1995 to participants who were eligible.


 6.  NET ASSETS BY FUND

     The changes in net assets for each of the 401(k)/ESOP funds for the years ended December 31, 1995, 1994 and 1993 are reflected in the following schedules:

INFORMATION REGARDING CHANGES IN NET ASSETS BY FUND - 1995

                                                                                   401(k)
                                            -----------------------------------------------------------------------------------
                                                        Federated                            Fidelity                 Federated
                                                        Auto Cash                           Retirement   Fidelity       Master
                                               Cash     Management     Loan      Fidelity     Growth      Spartan       Trust
                                              Account      Fund        Fund        Fund        Fund         Fund         Fund
ADDITIONS:
 Investment Income:
  Net appreciation (depreciation)              $    -     $     -     $     -     $19,190     $14,222      $6,628     $     -
  Interest and dividends                            9       1,789           -       1,559       1,866       2,911           -
                                            ----------- ----------- ----------- ----------- ----------- ----------- -----------
          Total Investment Income (Loss)            9       1,789           -      20,749      16,088       9,539           -

  Forfeitures reallocated                           -       2,144           -           -           -           -           -

 Contributions:
  Employer                                         99       1,865           -           -           -           -           -
  Employee                                      1,688       9,001           -           -           -           -           -
                                            ----------- ----------- ----------- ----------- ----------- ----------- -----------
          Total additions                       1,796      14,799           -      20,749      16,088       9,539           -
                                            ----------- ----------- ----------- ----------- ----------- ----------- -----------
DEDUCTIONS:
  Benefit payments                                  -       9,523      30,712           -           -           -           -
  Interest expense                                  -           -           -           -           -           -           -
                                            ----------- ----------- ----------- ----------- ----------- ----------- -----------
          Total Deductions                          -       9,523      30,712           -           -           -           -
                                            ----------- ----------- ----------- ----------- ----------- ----------- -----------
TRANSFERS:
  Between funds and rollovers                     102      37,130      48,396    (199,988)   (194,345)    (91,017)     (4,971)
                                            ----------- ----------- ----------- ----------- ----------- ----------- -----------
NET INCREASE (DECREASE)
 BEFORE EXTRAORDINARY ITEM                      1,898      42,406      17,684    (179,239)   (178,257)    (81,478)     (4,971)

 EXTRAORDINARY ITEM:
  GAIN RECOGNIZED FROM
   FORGIVENESS OF DEBT                              -           -           -           -           -           -           -
                                            ----------- ----------- ----------- ----------- ----------- ----------- -----------
 NET INCREASE (DECREASE)                        1,898      42,406      17,684    (179,239)   (178,257)    (81,478)     (4,971)

NET ASSETS (DEFICIT)
  AVAILABLE FOR PLAN
   BENEFITS:
Beginning of Year                                          14,875      35,797     179,239     178,257      81,478       4,971
                                            ----------- ----------- ----------- ----------- ----------- ----------- -----------
End of year                                    $1,898     $57,281     $53,481   $       -   $       -    $      -     $     -
                                            =========== =========== =========== =========== =========== =========== ===========
                                                                                   401(k)
                                            -----------------------------------------------------------------------------------
                                             Federated   Federated    Federated   Federated   Federated   Federated   Federated
                                            Short-Term    Capital       Income     Maximum      Stock       Middle      Growth
                                            Government  Preservation    Trust      Capital      Trust      Capital      Trust
                                               Fund         Fund         Fund        Fund        Fund        Fund        Fund
ADDITIONS:
 Investment Income:
  Net appreciation (depreciation)            $    821      $   13     $ 3,116      $11,400     $  954     $17,220      $    9
  Interest and dividends                        2,467         213       2,633        1,775        673       1,884         958
                                            ----------- ------------ ----------- ----------- ----------- ----------- -----------
           Total Investment Income (Loss)       3,288         226       5,749       13,175      1,627      19,104         967

  Forfeitures reallocated                        (143)          -           -         (244)         -           -           -

 Contributions:
  Employer                                      3,349         630       3,597        6,853        499       8,266         268
  Employee                                     13,164       2,644      14,283       31,668      3,014      37,578       1,110
                                            ----------- ------------ ----------- ----------- ----------- ----------- -----------
          Total additions                      19,658       3,500      23,629       51,452      5,140      64,948       2,345
                                            ----------- ------------ ----------- ----------- ----------- ----------- -----------
DEDUCTIONS:
  Benefit payments                             33,855           -      41,538       70,667          -      73,295           -
  Interest expense                                  -           -           -            -          -           -           -
                                            ----------- ------------ ----------- ----------- ----------- ----------- -----------
          Total Deductions                     33,855           -      41,538       70,667          -      73,295           -
                                            ----------- ------------ ----------- ----------- ----------- ----------- -----------
TRANSFERS:
  Between funds and rollovers                  85,087      (5,198)     79,062       96,704      1,111     156,798       1,808
                                            ----------- ----------- ----------- ----------- ----------- ----------- -----------
NET INCREASE (DECREASE)
 BEFORE EXTRAORDINARY ITEM                     70,890      (1,698)     61,153       77,489      6,251     148,451       4,153

 EXTRAORDINARY ITEM:
  GAIN RECOGNIZED FROM
   FORGIVENESS OF DEBT                              -           -           -            -          -           -           -
                                            ----------- ------------ ----------- ----------- ----------- ----------- -----------
 NET INCREASE (DECREASE)                       70,890      (1,698)     61,153       77,489      6,251     148,451       4,153

NET ASSETS (DEFICIT)
  AVAILABLE FOR PLAN
   BENEFITS:                                    9,928       3,051      11,524       23,767      2,060      21,926         685
Beginning of Year                           ----------- ----------- ----------- ----------- ----------- ----------- -----------

End of year                                   $80,818      $1,353     $72,677     $101,256     $8,311    $170,377      $4,838
                                            =========== =========== =========== =========== =========== =========== ===========

                                                                                   ESOP
                                            -----------------------------------------------------------------------------
                                             Federated    Federated    Federated    Federated    Federated    Federated
                                              Minimum   International   Managed      Managed      Managed     Man. Agg.
                                              Capital      Equity     Income Fund Growth/Income   Growth    Growth Select
                                                Fund        Fund         Select       Fund         Fund        Shares
ADDITIONS:
 Investment Income:
  Net appreciation (depreciation)             $15,766      $(1,458)     $    (3)     $   (31)     $  (167)     $   (93)
  Interest and dividends                          884        5,995            -            -            -            -
                                            ----------- ------------- ----------- ------------- ----------- -------------
          Total Investment Income (Loss)       16,650        4,537           (3)         (31)        (167)         (93)

  Forfeitures reallocated                        (291)        (102)           -            -            -            -

 Contributions:
  Employer                                      6,880        3,984          224          133        2,135        1,120
  Employee                                     31,857       16,227          830        5,178       15,221        8,934
                                            ----------- ------------- ----------- ------------- ----------- -------------
          Total additions                      55,096       24,646        1,051        5,280       17,189        9,961
                                            ----------- ------------- ----------- ------------- ----------- -------------
DEDUCTIONS:
  Benefit payments                             51,820       18,839            -            -            -            -
  Interest expense                                  -            -            -            -            -            -
                                            ----------- ------------- ----------- ------------- ----------- -------------
          Total Deductions                     51,820       18,839            -            -            -            -
                                            ----------- ------------- ----------- ------------- ----------- -------------
TRANSFERS:
  Between funds and rollovers                 149,288       39,722                                      1          710
                                            ----------- ------------- ----------- ------------- ----------- -------------
NET INCREASE (DECREASE)
 BEFORE EXTRAORDINARY ITEM                    152,564       45,529        1,051        5,280       17,190       10,671

 EXTRAORDINARY ITEM:
  GAIN RECOGNIZED FROM
   FORGIVENESS OF DEBT                              -            -            -            -            -            -
                                            ----------- ------------- ----------- ------------- ----------- -------------

 NET INCREASE (DECREASE)                      152,564       45,529        1,051        5,280       17,190       10,671

NET ASSETS (DEFICIT)
  AVAILABLE FOR PLAN
   BENEFITS:
Beginning of Year                              14,691       12,254
                                            ----------- ------------- ----------- ------------- ----------- -------------
End of year                                  $167,255      $57,783       $1,051       $5,280      $17,190      $10,671
                                            =========== ============= =========== ============= =========== =============

                                                                                   ESOP
                                             --------------------------------------------
                                                VCNB        VCNB       VCNB        VCNB       Total
                                                Open       Stock       Stock       ESOP        Plan
                                              Account    Liq. Fund     Fund        Fund       Assets
ADDITIONS:
 Investment Income:
  Net appreciation (depreciation)             $      -    $ 2,132     $     -   $  581,844 $  671,563
  Interest and dividends                         3,406        607           -            -     29,629
                                             ---------- ----------- ----------- ---------- ----------
          Total Investment Income (Loss)         3,406      2,739           -      581,844    701,192

  Forfeitures reallocated                          710        908           -            -      2,982

 Contributions:
  Employer                                           -        516           -      626,479    666,897
  Employee                                           -     13,303           -            -    205,700
                                             ---------- ----------- ----------- ---------- ----------
          Total additions                        4,116     17,466           -    1,208,323  1,576,771
                                             ---------- ----------- ----------- ---------- ----------
DEDUCTIONS:
  Benefit payments                                   -        295           -      176,658    507,202
  Interest expense                                   -          -           -      126,330    126,330
                                             ---------- ----------- ----------- ---------- ----------
          Total Deductions                           -        295           -      302,988    633,532
                                             ---------- ----------- ----------- ---------- ----------

TRANSFERS:
  Between funds and rollovers                 (120,912)     6,181      (7,232)       2,301     80,739
                                             ---------- ----------- ----------- ---------- ----------
NET INCREASE (DECREASE)
 BEFORE EXTRAORDINARY ITEM                    (116,796)    23,353      (7,232)     907,636  1,023,978

 EXTRAORDINARY ITEM:
  GAIN RECOGNIZED FROM
   FORGIVENESS OF DEBT                               -          -           -    1,161,647  1,161,647
                                             ---------- ----------- ----------- ---------- ----------
 NET INCREASE (DECREASE)                      (116,796)    23,353      (7,232)   2,069,283  2,185,625

NET ASSETS (DEFICIT)
  AVAILABLE FOR PLAN
   BENEFITS:
Beginning of Year                              116,796                  7,232     (759,232)   (40,701)
                                             ---------- ----------- ----------- ---------- ----------
End of year                                  $       -    $23,353     $     -   $1,310,051 $2,144,924
                                             ========== =========== =========== ========== ==========

INFORMATION REGARDING CHANGES IN NET ASSETS BY FUND - 1994

                                                                                   401(k)
                                             ----------------------------------------------------------------------------------
                                                                                             Federated                Federated
                                                                     Fidelity                  Auto       Federated    Short-
                                                                    Retirement   Fidelity      Cash        Master       Term
                                              Loan       Fidelity     Growth     Spartan     Management    Trust     Government
                                              Fund         Fund        Fund       Fund          Fund       Fund         Fund
ADDITIONS:
  Net appreciation (depreciation)            $     -    $ (1,872)   $ (3,054)   $(14,274)    $     -      $ (362)      $  297
  Interest and dividends                                   4,481       4,419       5,342         249                      173
                                             -------    --------    --------    --------     -------      ------       ------

          Total Investment Income (Loss)                   2,609       1,365      (8,932)        249        (362)         470

  Forfeitures reallocated

Contributions:
  Employer                                                 9,747       8,307       4,063                   1,069        1,844
  Employee                                                44,851      33,661      12,854                   4,264        7,352
                                             -------    --------    --------    --------     -------      ------       ------

          Total additions                                 57,207      43,333       7,985         249       4,971        9,666
                                             -------    --------    --------    --------     -------      ------       ------

DEDUCTIONS:
  Benefit payments                                       114,962     173,219      50,287                                   27
  Interest expense
  Forfeitures
                                             -------    --------    --------    --------     -------      ------       ------

          Total deductions                               114,962     173,219      50,287                                   27
                                             -------    --------    --------    --------     -------      ------       ------

TRANSFERS -
  Between funds and rollover                  35,797     (15,150)    (15,767)     (1,648)     14,626                      289
                                             -------    --------    --------    --------     -------      ------       ------

NET INCREASE (DECREASE)                       35,797     (72,905)   (145,653)    (43,950)     14,875       4,971        9,928

NET ASSETS (DEFICIT)
  AVAILABLE FOR PLAN
  BENEFITS:
  Beginning of year                                      252,144     323,910     125,428
                                             -------    --------    --------    --------     -------      ------       ------

  End of year                                $35,797    $179,239    $178,257    $ 81,478     $14,875      $4,971       $9,928
                                             =======    ========    ========    ========     =======      ======       ======


                                                                                   401(k)
                                             ---------------------------------------------------------------------------------

                                             Federated     Federated  Federated   Federated   Federated   Federated   Federated
                                              Capital       Income     Maximum      Stock      Middle      Growth      Minimum
                                            Preservation    Trust      Capital      Trust      Capital     Trust       Capital
                                                Fund        Fund        Fund        Fund        Fund       Fund         Fund
ADDITIONS:
  Net appreciation (depreciation)              $1,052    $  (523)    $  (501)     $ (127)    $(1,232)       $(35)    $  (256)
  Interest and dividends                          555        147         197          15         132           5          64
                                               ------    -------     -------      ------     -------        ----     -------

          Total Investment Income (Loss)        1,607       (376)       (304)       (112)     (1,100)        (30)       (192)

  Forfeitures reallocated

Contributions:
  Employer                                        290      2,329       4,735         436       4,552         144       2,977
  Employee                                      1,154      9,302      18,916       1,736      18,183         571      11,886
                                               ------    -------     -------      ------     -------        ----     -------

          Total additions                       3,051     11,255      23,347       2,060      21,635         685      14,671
                                               ------    -------     -------      ------     -------        ----     -------

DEDUCTIONS:
  Benefit payments                                            40          78                      64                      25
  Interest expense
  Forfeitures
                                               ------    -------     -------      ------     -------        ----     -------

          Total deductions                                    40          78                      64                      25
                                               ------    -------     -------      ------     -------        ----     -------

TRANSFERS -
  Between funds and rollover                                 309         498                     355                      45
                                               ------    -------     -------      ------     -------        ----     -------

NET INCREASE (DECREASE)                         3,051     11,524      23,767       2,060      21,926         685      14,691

NET ASSETS (DEFICIT)
  AVAILABLE FOR PLAN
  BENEFITS:
  Beginning of year
                                               ------    -------     -------      ------     -------        ----     -------

  End of year                                  $3,051    $11,524     $23,767      $2,060     $21,926        $685     $14,691
                                               ======    =======     =======      ======     =======        ====     =======


                                                             401(k)                    ESOP
                                                --------------------------------     ---------
                                                 Federated
                                                 Interna-
                                                  tional         VCNB       VCNB
                                                  Equity         Open      Stock         ESOP
                                                   Fund          Fund       Fund         Fund        Total
ADDITIONS:
  Net appreciation (depreciation)               $(1,418)     $ (2,140)   $ 55,888    $  34,938   $   66,381
  Interest and dividends                            111        10,083         136                    26,109
                                                -------      --------    --------    ---------   ----------

          Total Investment Income (Loss)         (1,307)        7,943      56,024       34,938       92,490

  Forfeitures reallocated                                                              170,059      170,059

Contributions:
  Employer                                        2,712         1,988       2,239            2       47,434
  Employee                                       10,830         6,273      32,270          964      215,067
                                                -------      --------    --------    ---------   ----------

          Total additions                        12,235        16,204      90,533      205,963      525,050
                                                -------      --------    --------    ---------   ----------

DEDUCTIONS:
  Benefit payments                                   25        81,844     337,513                   758,084
  Interest expense                                                                     106,642      106,642
  Forfeitures                                                   3,049       2,102      171,181      176,332
                                                -------      --------    --------    ---------   ----------

          Total deductions                           25        84,893     339,615      277,823    1,041,058
                                                -------      --------    --------    ---------   ----------

TRANSFERS -
  Between funds and rollover                         44        (4,897)    149,307     (149,120)      14,688
                                                -------      --------    --------    ---------   ----------

NET INCREASE (DECREASE)                          12,254       (73,586)    (99,775)    (220,980)    (501,320)

NET ASSETS (DEFICIT)
  AVAILABLE FOR PLAN
  BENEFITS:
  Beginning of year                                           190,382     107,007     (538,252)     460,619
                                                -------      --------    --------    ---------   ----------

  End of year                                   $12,254      $116,796    $  7,232    $(759,232)  $  (40,701)
                                                =======      ========    ========    =========   ==========

INFORMATION REGARDING CHANGES IN NET ASSETS BY FUND - 1993

                                                                  401(k)                              ESOP
                                            ----------------------------------------------------   ---------
                                                        Fidelity
                                                       Retirement  Fidelity     VCNB      VCNB
                                             Fidelity    Growth    Spartan      Open     Stock       ESOP
                                               Fund       Fund       Fund       Fund      Fund       Fund         Total
ADDITIONS:
  Net appreciation (depreciation)            $ 30,738   $ 52,680   $  9,899             $(61,820)  $(766,004)   $(734,507)
  Interest and dividends                           74         65         36  $  6,446         31          53        6,705
                                             --------   --------   --------  --------   --------   ---------     --------

          Total Investment Income (Loss)       30,812     52,745      9,935     6,446    (61,789)   (765,951)    (727,802)

  Forfeitures reallocated                                                                    349      28,559       28,908

 Contributions:
  Employer                                                                                           736,452      736,452
  Employee                                     71,386     61,264     31,251    25,768     21,755                  211,424
                                             --------   --------   --------  --------   --------   ---------     --------

          Total additions                     102,198    114,009     41,186    32,214    (39,685)       (940)     248,982
                                             --------   --------   --------  --------   --------   ---------     --------

DEDUCTIONS:
  Benefit payments                             14,480      8,397     29,117     3,454     44,771     115,468      215,687
  Interest expense                                                                                   111,891      111,891
  Forfeitures                                                                       2        708      56,408       57,118
                                             --------   --------   --------  --------   --------   ---------     --------

          Total deductions                     14,480      8,397     29,117     3,456     45,479     283,767      384,696
                                             --------   --------   --------  --------   --------   ---------     --------

TRANSFER -
  Between funds                                11,952     (4,447)    (8,215)   (2,413)     3,019         104
                                             --------   --------   --------  --------   --------   ---------     --------

NET INCREASE (DECREASE)
 BEFORE CUMULATIVE EFFECT OF
 A CHANGE IN ACCOUNTING
 PRINCIPLE                                     99,670    101,165      3,854    26,345    (82,145)   (284,603)    (135,714)

CUMULATIVE EFFECT OF A CHANGE
  IN ACCOUNTING PRINCIPLE                       3,620      3,032     17,703     1,991      5,793      18,283       50,422
                                             --------   --------   --------  --------   --------   ---------     --------

NET INCREASE (DECREASE)                       103,290    104,197     21,557    28,336    (76,352)   (266,320)     (85,292)

NET ASSETS (DEFICIT) AVAILABLE
  FOR PLAN BENEFITS:
  Beginning of year                           148,854    219,713    103,871   162,046    183,359    (271,932)     545,911
                                             --------   --------   --------  --------   --------   ---------     --------

  End of year                                $252,144   $323,910   $125,428  $190,382   $107,007   $(538,252)    $460,619
                                             ========   ========   ========  ========   ========   =========     ========

VENTURA COUNTY NATIONAL BANCORP
401(k)/EMPLOYEE STOCK OWNERSHIP PLAN

ITEM 27a -  SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995
- --------------------------------------------------------------------------------------------------------------------

(a)               (b)                                        (c)                            (d)               (e)

                                                 Description of Investment,
           Identity of Issue,                     Including Maturity Date,
            Borrower, Lessor                    Rate of Interest, Collateral,                               Current
            or Similar Party                        Par or Maturity Value                  Cost              Value


   MUTUAL FUNDS:
 * Cole Taylor Bank                  Federated Income Trust Fund                        $   69,981        $   72,677
 * Cole Taylor Bank                  Federated Short-Term Government Fund                   80,035            80,818
 * Cole Taylor Bank                  Federated Capital Preservation Fund                     1,346             1,353
 * Cole Taylor Bank                  Federated Middle Cap Fund                             159,650           170,377
 * Cole Taylor Bank                  Federated Minimum Cap Fund                            156,384           167,255
 * Cole Taylor Bank                  Federated Maximum Cap Fund                             99,367           101,256
 * Cole Taylor Bank                  Federated Stock Trust Fund                              7,426             8,311
 * Cole Taylor Bank                  Federated International Equity Fund                    60,850            57,783
 * Cole Taylor Bank                  Federated Managed Income Fund Select                    1,054             1,051
 * Cole Taylor Bank                  Federated Growth Trust Fund                             4,860             4,838
 * Cole Taylor Bank                  Federated Managed Growth/Income Fund                    5,311             5,280
 * Cole Taylor Bank                  Federated Managed Growth Fund                          17,357            17,190
 * Cole Taylor Bank                  Federated Managed Aggrressive Growth Select
                                     Shares                                                 10,764            10,671
                                                                                        ----------        ----------
        Total Mutual Funds                                                                 674,384           698,860

   COMMON STOCK -
 * Ventura County National Bancorp   Common stock (Allocated)                            3,144,123         1,310,051

   MONEY MARKET FUNDS:
 * Cole Taylor Bank                  Ventura County National Bancorp
                                      Stock Liquidity Fund                                  23,353            23,353
 * Cole Taylor Bank                  Cash Account                                            1,898             1,898
 * Cole Taylor Bank                  Federated Auto Cash Management Fund                    57,281            57,281
                                                                                        ----------        ----------
        Total Money Market Funds                                                            82,532            82,532

 * Participant loans                 Loans to participants
                                          Maturities:  April 1996-August 2000
                                          Interest Rates:  9.92%-11.0%                      53,481            53,481
                                                                                        ----------        ----------

   TOTAL INVESTMENTS                                                                    $3,954,520        $2,144,924
                                                                                        ==========        ==========

 * Investment with a party-in interest


VENTURA COUNTY NATIONAL BANCORP
401(k)/EMPLOYEE STOCK OWNERSHIP PLAN

ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1995

- ----------------------------------------------------------------------------------------------------------------
                (a)                                (b)                    (c)        (d)        (e)       (i)
                                           Description of Asset
                                       (Including Interest Rate and    Purchase    Selling    Cost of   Net Gain
     Identity of Party Involved         Maturity in Case of a Loan       Price      Price      Asset     (Loss)
- -----------------------------------------------------------------------------------------------------------------
Dai-Ichi Kangyo Bank of California   Fidelity Fund                                 $200,613   $181,551   $19,062
Dai-Ichi Kangyo Bank of California   Money Market Account                           111,602    115,580    (3,978)
Dai-Ichi Kangyo Bank of California   Fidelity Retirement Growth Fund                188,805    178,066    10,739
Dai-Ichi Kangyo Bank of California   Federated Middle Capital Fund     $154,105
Dai-Ichi Kangyo Bank of California   Federated Maximum Capital Fund     162,042

                                     -20-